UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3/A
(Amendment No. 1)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Neenah Foundry Company
A&M Specialties, Inc.
Advanced Cast Products, Inc.
Dalton Corporation
Dalton Corporation, Ashland Manufacturing Facility
Dalton Corporation, Kendallville Manufacturing Facility
Dalton Corporation, Stryker Machining Facility Co.
Dalton Corporation, Warsaw Manufacturing Facility
Deeter Foundry, Inc.
Gregg Industries, Inc.
Mercer Forge Corporation
Morgan’s Welding, Inc.
Neenah Enterprises, Inc.
Neenah Transport, Inc.
NFC Castings, Inc.
(Names of applicants)
2121 Brooks Avenue P.O. Box 729, Neenah, WI 54957
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title Class	Amount

15% Senior Secured Notes due 2015	$50,000,000

Approximate date of proposed public offering: On, or as soon as reasonably practicable following, the effective date (the “Effective Date”) under the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, which is anticipated to occur in July 2010.
Name and address of agent for service:
Robert E. Ostendorf, Jr.
President and Chief Executive Officer
Neenah Enterprises, Inc.
2121 Brooks Avenue P.O. Box 729
Neenah, WI 54957
(920) 725-7000
with a copy to:
Robert L. Verigan
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

GENERAL
1. General Information.
     (a) Form of organization.
          Each of the Applicants (as defined below) is a corporation.
     (b) State or other sovereign power under the laws of which organized.
          Neenah Foundry Company (“Neenah”) and Neenah Transport, Inc. are organized under the laws of the State of Wisconsin. Neenah Enterprises, Inc. (“NEI”); NFC Castings, Inc.; Mercer Forge Corporation and Advanced Cast Products, Inc. are organized under the laws of the State of Delaware. Gregg Industries, Inc. is organized under the laws of the State of California. A&M Specialties, Inc. and Morgan’s Welding, Inc. are organized under the laws of the State of Pennsylvania. Deeter Foundry, Inc. is organized under the laws of the State of Nebraska. Dalton Corporation; Dalton Corporation, Kendallville Manufacturing Facility; and Dalton Corporation, Warsaw Manufacturing Facility are organized under the laws of the State of Indiana. Dalton Corporation, Stryker Machining Facility Co.; and Dalton Corporation, Ashland Manufacturing Facility are organized under the laws of the State of Ohio.
          Except for Neenah, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”. Neenah and the Guarantors shall be referred to herein collectively as the “Applicants”.
          Pursuant to the Plan (as defined below), Neenah will be converted into a Delaware corporation on or prior to the Effective Date. In addition, pursuant to the Plan, on or prior to the Effective Date, Neenah’s wholly-owned subsidiary, Cast Alloys, Inc., will be merged with and into Neenah, and Belcher Corporation and Peerless Corporation, each an indirect wholly-owned subsidiary of Neenah, will be merged with and into Advanced Cast Products, Inc., a direct wholly-owned subsidiary of Neenah. Accordingly, Cast Alloys, Inc., Belcher Corporation and Peerless Corporation are no longer Applicants with respect to this Application for Qualification.
2. Securities Act exemption applicable.
          On February 3, 2010, the Applicants filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 Cases are being jointly administered under the caption “In re: Neenah Enterprises, Inc., et al., Case No. 10-10360 (MFW).” On April 27, 2010, the Applicants filed with the Bankruptcy Court the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as it may be amended or supplemented from time to time, the “Plan”), which is attached hereto as Exhibit T3E-2, and the Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as it may be amended or supplemented from time to time, the “Disclosure Statement”), which is attached hereto as Exhibit T3E-1.
          Pursuant to the Plan, Neenah intends to issue, and the Guarantors intend to guarantee, $50,000,000 in aggregate principal amount of 15% Senior Secured Notes due 2015 (the “Securities”) under an indenture, a form of which is attached hereto as Exhibit T3C (the “Indenture”). Pursuant to the Plan, the Securities will be issued in partial consideration for the cancellation of the claims arising under or evidenced by the Pre-Petition Secured Notes (as defined below), and on the later of (i) the Effective Date, and (ii) the date of the qualification of the Indenture pursuant to this Application for Qualification.
          The Applicants believe that the issuance of the Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization; (ii) the recipient of the securities holds a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Securities as contemplated by the Plan will satisfy the aforementioned requirements and, therefore, such issuance is exempt from the registration requirements of the Securities Act.

AFFILIATIONS
3. Affiliates.
     (a) Current Affiliates.
          For purposes of this Application for Qualification only, certain of the Applicants’ directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4. “Directors and Executive Officers” for a list of the Applicants’ directors and executive officers, which is incorporated herein by reference. As of the date of filing of this Application for Qualification, the other affiliates of the Applicants and the percentage of voting securities owned by the Applicants or other immediate parent corporation of each affiliate, as indicated, are as follows:

		Percent of Voting
		Securities Owned
		by Immediate
Entity	Immediate Parent	Parent
Neenah Foundry Company	NFC Castings, Inc.	100%

A&M Specialties, Inc.	Mercer Forge Corporation	100%

Advanced Cast Products, Inc.	Neenah Foundry Company	100%

Dalton Corporation	Neenah Foundry Company	100%

Dalton Corporation, Ashland Manufacturing Facility	Dalton Corporation	100%

Dalton Corporation, Kendallville Manufacturing Facility	Dalton Corporation	100%

Dalton Corporation, Stryker Machining Facility Co.	Dalton Corporation	100%

Dalton Corporation, Warsaw Manufacturing Facility	Dalton Corporation	100%

Deeter Foundry, Inc.	Neenah Foundry Company	100%

Gregg Industries, Inc.	Neenah Foundry Company	100%

Mercer Forge Corporation	Neenah Foundry Company	100%

Morgan’s Welding, Inc.	Neenah Foundry Company	100%

Neenah Enterprises, Inc.	Private investors(1)

Neenah Transport, Inc.	Neenah Foundry Company	100%

NFC Castings, Inc.	Neenah Enterprises, Inc.	100%

(1)	See Item 5. “Principal owners of voting securities” for a list of persons that may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of NEI, which is incorporated herein by reference.
     (b) Affiliates as of the Effective Date.
          Pursuant to the Plan, Neenah will be converted into a Delaware corporation on or prior to the Effective Date. In addition, pursuant to the Plan, on or prior to the Effective Date, Neenah’s wholly-owned subsidiary, Cast Alloys, Inc., will be merged with and into Neenah, and Belcher Corporation and Peerless Corporation, each an indirect wholly-owned subsidiary of Neenah, will be merged with and into Advanced Cast Products, Inc., a direct wholly-owned subsidiary of Neenah. Other than the foregoing, it is anticipated that each Applicant listed above will continue its corporate existence unchanged following the Effective Date.
MANAGEMENT AND CONTROL
4. Directors and executive officers.
     (a) Current directors and executive officers.
          The following table sets forth the names of and offices held by all current directors and executive officers of each of the Applicants. The address for each director and executive officer listed below is: c/o Neenah Enterprises, Inc., 2121 Brooks Avenue P.O. Box 729, Neenah, Wisconsin 54957.

NAME	OFFICE
Robert E. Ostendorf, Jr.	President and Chief Executive Officer; Director

Dale E. Parker	Corporate Vice President – Finance, Treasurer, Secretary and Chief Financial Officer

William Martin	Corporate Vice President – Chief Operating Officer

Robert Gitter	Corporate Vice President – Corporate Controller

Joseph Harvey	Corporate Vice President – Purchasing

Louis E. Fratarcangeli	Corporate Vice President – Industrial Sales

Frank Headington	Corporate Vice President – Technology

Joseph M. Cerulli	Director

David B. Gendell	Director

Stephen E.K. Graham	Director

Joseph V. Lash	Director

Jeffrey G. Marshall	Director
     (b) Directors and executive officers as of the Effective Date.
          Subject to any requirement of Bankruptcy Court approval pursuant to Section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, it is anticipated that each Applicant’s executive officers will be as set forth above. Also, subject to any requirement of Bankruptcy Court approval pursuant to Section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, each Applicant’s board of directors will be comprised of the seven members set forth below. The address for each director and executive officer as of the Effective Date will be: c/o Neenah Enterprises, Inc., 2121 Brooks Avenue P.O. Box 729, Neenah, Wisconsin 54957.

NAME	OFFICE
Timothy J. Bernlohr	Director

James N. Chapman	Director

John H. Forsgren	Director

Walter A. Jones	Director

Ted S. Lodge	Director

Mark R. Richards	Director

[To be the Chief Executive Officer of NEI]	Director

5. Principal owners of voting securities.
(a)	As of the date of filing of this Application for Qualification, NEI directly or indirectly owns all of the outstanding voting securities of each of the other Applicants. See Item 3. “Affiliates” for a list of the immediate parent of each Applicant and percentage of voting securities owned by each such immediate parent, which is incorporated herein by reference. As of the date of this Amendment No. 1 to Form T-3, to the best of the Applicants’ knowledge, the following persons owned 10 percent or more of the voting securities of NEI:

Col. A	Col. B	Col. C	Col. D
Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned

Tontine Capital Partners, L.P.; Tontine Capital Overseas Master Fund, L.P.; Tontine Capital Overseas Master Fund II, L.P. and Jeffrey L. Gendell(1) 55 Railroad Avenue Greenwich, Connecticut 06830	Common Stock	9,550,697 shares	61.8%

(1)	Mr. Jeffrey Gendell is the managing member of Tontine Capital Management, L.L.C., a Delaware limited liability company, the general partner of Tontine Capital Partners, L.P., a Delaware limited partnership, the managing member of Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company, the general partner of Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership, and the managing member of Tontine Asset Associates, L.L.C., a Delaware limited liability company and the general partner of Tontine Capital Overseas Master Fund II, L.P., a Cayman Islands limited partnership.
(b)	As of the Effective Date, NEI is expected to continue to directly or indirectly own all of the outstanding voting securities of each of the other Applicants. The immediate parent of each Applicant and percentage of voting securities owned by each immediate parent set forth in Item 3. “Affiliates” is not expected to change on the Effective Date. Based solely on information provided to the Applicants in connection with the Chapter 11 Cases, the following persons are expected to own 10% or more of the voting securities of NEI as of the Effective Date:

Col. A	Col. B	Col. C	Col. D
Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned

MacKay Shields LLC 9 West 57th Street, 33rd Floor New York, New York 10013	Common Stock	2,956,905 shares	29.6%

GoldenTree Capital Opportunities, LP GoldenTree Credit Opportunities Financing I, Limited GoldenTree Master Fund, Ltd 300 Park Avenue, 21st Floor New York, New York 10022	Common Stock	2,450,306 shares	24.5%

UNDERWRITERS
6. Underwriters.
          No person has, within three years prior to the date of filing this Application for Qualification, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application for Qualification.
          No person is acting, or proposed to be acting, as principal underwriter of the Securities proposed to be issued pursuant to the Indenture.
CAPITAL SECURITIES
7. Capitalization.
     (a)(1) Current Capitalization of Applicants:
          The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date of filing of this Application for Qualification:
     (1) Neenah Foundry Company

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Class A Common Stock, par value $100 per share	1,000 shares	1,000 shares

12 1/2% Senior Subordinated Notes due 2013(1)	$ 88,740,234	$ 88,740,234

9 1/2% Senior Secured Notes due 2017 (the “Pre-Petition Secured Notes”)(1)	$225,000,000	$225,000,000

(1)	The Pre-Petition Secured Notes and Neenah’s 12 1/2% Senior Subordinated Notes due 2013 are guaranteed by Neenah’s direct and indirect wholly-owned subsidiaries.
     (2) Neenah Enterprises, Inc.

Col. A	Col. B		Col. C
Title of Class	Amount Authorized		Amount Outstanding

Common Stock, par value $0.01 per share(1)	35,000,000	shares	15,465,764 shares

Preferred Stock, par value $0.01 per share	1,000,000 shares		0 shares

(1)	NEI has outstanding warrants for an additional 754,527 shares of common stock, with an exercise price of $0.05 per share. Subject to the applicable provisions of the Bankruptcy Code, the warrants are exercisable at any time until October 7, 2013. NEI also has options outstanding to purchase 109,000 shares of common stock of NEI. In addition, NEI has 10,296 restricted stock units outstanding which represent the right to receive an equal number of shares of common stock of NEI.

     (3) NFC Castings, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $0.01 per share	1,000 shares	100 shares

     (4) Neenah Transport, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $100 per share	560 shares	100 shares

     (5) Mercer Forge Corporation

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $1.00 per share	1,000 shares	625 shares

     (6) A&M Specialties, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Voting Stock, no par value	100,000 shares	1,000 shares

     (7) Deeter Foundry, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $100 per share	1,000 shares	1,000 shares

     (8) Gregg Industries, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	2,000,000 shares	1,049,742.5 shares

(9) Dalton Corporation

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value	8,750,000 shares	2,371,342.8776 shares

(10) Dalton Corporation, Kendallville Manufacturing Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	1,000 shares	100 shares

(11) Dalton Corporation, Warsaw Manufacturing Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	1,000 shares	100 shares

(12) Dalton Corporation, Stryker Machining Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	1,000 shares	1,000 shares

     (13) Dalton Corporation, Ashland Manufacturing Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	850 shares	100 shares

     (14) Morgan’s Welding, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock	100,000 shares	100 shares

     (15) Advanced Cast Products, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value	100 shares	100 shares

     (b)(1) Outline of the voting rights of each class of voting securities referred to in paragraph (a) above:
          Generally, each stockholder of each of the Applicants is entitled to one vote for each share of common stock held on every matter submitted to a vote of stockholders.

     (a)(2) Capitalization of Applicants as of the Effective Date:
          As of the Effective Date, NEI is expected to continue to own, directly or indirectly, all of the capital stock or membership interests, as applicable, of each of the other Applicants. The following table sets forth the expected capitalization of NEI as of the Effective Date:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common stock, par value $0.0001 per share (the “New Common Stock”)(1)	15,000,000 shares	10,000,000 shares

Preferred stock, par value $0.0001 per share	1,000,000 shares	0 shares

(1)	As of the Effective Date, NEI expects to have outstanding Series A Warrants to acquire 500,000 shares of New Common Stock, exercisable for cash, with an exercise price per share of $19.33. NEI also expects to have outstanding Series B Warrants to acquire 500,000 shares of New Common Stock, exercisable for cash, with an exercise price per share equal to (a) (i) $500 million minus (ii) the outstanding debt of the Applicants as of the Effective Date minus (iii) $1.4 million plus (iv) the cash and cash equivalents of the Applicants as of the Effective Date divided by (b) ten million shares of New Common Stock.
          The following table sets forth the expected capitalization of Neenah as of the Effective Date:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Class A Common Stock, par value $100 per share	1,000 shares	1,000 shares

15% Senior Secured Notes due 2015	$50,000,000	$50,000,000

     (b)(2) Outline of the voting rights of each class of voting securities as of the Effective Date:
          Generally, as of the Effective Date, each stockholder of each of the Applicants will be entitled to one vote for each share of common stock held on every matter submitted to a vote of stockholders.

INDENTURE SECURITIES
8. Analysis of indenture provisions.
          The Securities will be issued under the Indenture. The following is a general description of certain provisions of the Indenture, as required under Section 305(a)(2) of the Trust Indenture Act. The following description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the form of Indenture filed as Exhibit T3C hereto.
          (a) Events of Default; Withholding of Notice of Default.
          The occurrence of any of the following events will constitute an event of default under the Indenture:
          (i) Neenah fails to pay the principal of any Note when due at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase);
          (ii) Neenah fails to pay interest on any Note when due, and the default continues for a period of 30 days;
          (iii) Neenah fails to make an Offer to Purchase and thereafter accepts and pays for Notes tendered in connection with a change of control or certain asset sales, or Neenah or any Guarantor fails to comply with covenants in the Indenture relating to consolidation, mergers and asset sales by Neenah and each Guarantor, respectively;
          (iv) Neenah defaults in the performance of or breaches any other of its covenants or agreements in the Indenture, under the Notes or in related security agreements, and the default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the Notes;
          (v) there occurs with respect to any debt of Neenah or any of its Significant Restricted Subsidiaries collectively having an outstanding principal amount of $15.0 million or more (A) an event of default that accelerates the maturity of such debt or (B) failure to make a principal payment when due that is not waived or extended or made within the applicable grace period;
          (vi) one or more final judgments are rendered against Neenah or any of its Significant Restricted Subsidiaries in an amount exceeding $15 million which remain unpaid, undischarged or unstayed for a period of 60 consecutive days following entry of the final judgment;
          (vii) an involuntary case or proceeding is commenced against Neenah or any Significant Restricted Subsidiary with respect to it or its debts under any bankruptcy, insolvency or other similar law seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property that remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against Neenah or any Significant Restricted Subsidiary under the federal bankruptcy laws;
          (viii) Neenah or any of its Significant Restricted Subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Neenah or any of its Significant Restricted Subsidiaries or for all or substantially all of the property and assets of Neenah or any of its Significant Restricted Subsidiaries or (C) effects any general assignment for the benefit of creditors;
          (ix) any Note guarantee ceases to be in full force and effect, other than in accordance the terms of the Indenture, or a Guarantor denies or disaffirms its obligations under its guarantee; or
          (x) the liens created by the security agreements relating to the Indenture shall at any time not constitute a valid and perfected lien on any material portion of the collateral intended to be covered thereby, or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any of the security agreements relating to the Indenture shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 30 days after notice, or the enforceability thereof shall be contested by Neenah or any Guarantor.

          If an event of default, other than a default described in (vii) or (viii) above, occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to Neenah (and to the Trustee if the notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of and accrued and unpaid interest on all the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a default relating to bankruptcy described in (vii) or (viii) above occurs with respect to Neenah, the principal of and accrued and unpaid interest on the Notes then outstanding will become immediately due and payable without any declaration or other act on the part of the Trustee or any holder.
          If any default occurs and is continuing and is known to the Trustee, the Trustee shall mail to holders a notice of the default given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act within 90 days after it occurs, unless the default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its officers in good faith determines that withholding the notice is in the interest of the holders. In addition, if an Event of Default occurs and is continuing, the Trustee may pursue, in its own name or as trustee of an express trust, any available remedy by proceeding at law or in equity to collect the payment of principal of and interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture. However, the holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that, the Trustee may refuse to follow any direction that conflicts with applicable law or the Indenture, that may subject the Trustee to personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes.
          Subject to certain exceptions described in the Indenture, the holders of a majority in principal amount of the outstanding Notes may, by written notice to the Trustee, waive any existing default or Event of Default and its consequences, except (i) a default in the payment of the principal of or interest on any Notes, (ii) a default arising from the failure to redeem or purchase any Note when required pursuant to the Indenture, or (iii) a default in respect of certain provisions of the Indenture that cannot be amended without the consent of each holder affected by such amendment. Upon such waiver, the default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured. The holders of a majority in principal amount of the outstanding Notes by written notice to Neenah and to the Trustee may also waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by the declaration of acceleration, have been cured or waived, and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.
          (b) Authentication and Delivery of the Notes; Application of Proceeds.
          Pursuant to the Indenture, the Notes may be executed in the name and on behalf of Neenah by any of the Chairman of the Board of Directors, the president or chief executive officer, any vice president, the chief financial officer, the treasurer or any assistant treasurer, or the secretary or any assistant secretary, of Neenah by facsimile or manual signature. If any officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note will still be valid. A Note will not be valid until the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee may appoint one or more authenticating agents to authenticate the Notes in lieu of the Trustee. It is anticipated that on the Effective Date, Neenah shall deliver a written order signed by an appropriate officer along with the Notes executed by Neenah to the Trustee for authentication and that the Trustee will authenticate and deliver Notes in the aggregate principal amount of $50 million.
          The Trustee shall also authenticate and deliver any additional Notes (or increases in the principal amount of any Notes) as a result of a payment of PIK Interest, for an aggregate principal amount specified in an authentication order for such additional Notes (or increases in the principal amount of any Notes) issued or increased under the Indenture, for original issue upon receipt of an authentication order.
          The Notes will be issued to holders of Senior Notes Claims (as defined in the Plan) pursuant to the Plan. As a result, Neenah will not realize any proceeds from the issuance of the Notes.

          (c) Release of Collateral.
          Pursuant to the Indenture, the liens on the collateral securing the Notes will be released: (i) upon payment in full of principal, interest and all other obligations on the Notes issued under the Indenture or discharge or defeasance thereof, which is described below in greater detail in “Satisfaction and Discharge”; (ii) upon release of a Note guarantee (with respect to the liens securing such Note guarantee granted by a Guarantor); and (iii) in connection with any disposition of collateral to any person other than Neenah or any of its Restricted Subsidiaries (excluding certain transactions involving the consolidation, merger or sale of assets of Neenah) that is permitted by the Indenture (with respect to the lien on such collateral).
          Any or all liens as set forth in the Indenture and granted under the security documents relating to the collateral covered by a Priority Lien for the benefit of the holders will be automatically (to the extent permitted by law) and simultaneously released, without the necessity of any consent of the Trustee or any holders, upon a release of the Priority Liens on such collateral, subject to the exceptions set forth in the Intercreditor Agreement.
          (d) Satisfaction and Discharge.
          Subject to the survival of certain sections of the Indenture, Neenah’s obligations under the Indenture, will terminate, and the collateral shall be released from the liens thereunder, if:
          (i) all Notes previously authenticated and delivered (other than (A) destroyed, lost or stolen Notes that have been replaced or (B) Notes that are paid pursuant to the payment provisions of the Indenture or (C) Notes for whose payment money or U.S. government obligations have been held in trust and then repaid to Neenah) have been delivered to the Trustee for cancellation and Neenah has paid all sums payable under the Indenture; or
          (ii) (A) the Notes mature within sixty days, or all of them are to be called for redemption within sixty days under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) Neenah irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the holders, money or U.S. government obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certificate delivered to the Trustee, without consideration of any reinvestment, to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable under the Indenture, (C) no default has occurred and is continuing on the date of the deposit, (D) the deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which Neenah is a party or by which it is bound, and (E) Neenah delivers to the Trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Indenture have been complied with.
          (e) Evidence of Compliance with Conditions and Covenants.
          Pursuant to the Indenture, Neenah shall deliver to the Trustee within 120 days after the end of each fiscal year a certificate from the principal executive, financial or accounting officer of Neenah stating that the officer has conducted or supervised a review of the activities of Neenah and its Restricted Subsidiaries and their performance under the Indenture and that, based upon such review, Neenah has fulfilled its obligations under the Indenture or, if there has been a default, specifying the default and its nature and status.
          Neenah is also required under the Indenture to deliver to the Trustee, as soon as possible and in any event within 30 days after Neenah becomes aware or should reasonably become aware of the occurrence of a default, an officers’ certificate setting forth the details of the default, and the action which Neenah proposes to take with respect thereto.
          In addition, Neenah is required to deliver to the Trustee within 120 days after the end of each fiscal year, a written statement by Neenah’s independent public accountants stating whether, in connection with their audit examination, any default has come to their attention and, if such a default has come to their attention, specifying the nature and period of the existence thereof; subject to limited exceptions.
          Finally, Neenah is required to deliver to the Trustee, within 120 days after the end of each fiscal year, beginning with the fiscal year ending September 30, 2010, a written opinion of counsel as to the continued perfection of the liens of the security arrangements with respect to the collateral, to the extent required by Section 314(b)(2) of the Trust Indenture Act.

9. Other obligors.
          It is currently contemplated that all of the Guarantors will be guarantors of the Securities. The address of each Guarantor is 2121 Brooks Avenue P.O. Box 729, Neenah, Wisconsin 54957.
Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 21, consecutively.

(b)	The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit No.	Description
T3A-1	Fourth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3A-2	Fifth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc., effective as of the Effective Date.**

T3A-3	Amended and Restated Certificate of Incorporation of NFC Castings, Inc. (incorporated by reference to Exhibit 3.3 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 10-K”).

T3A-4	Form of Charter of NFC Castings, Inc., effective as of the Effective Date.***

T3A-5	Amended and Restated Certificate [Articles] of Incorporation of Neenah Foundry Company (incorporated by reference to Exhibit 3.1 to the 2005 10-K).

T3A-6	Form of Charter of Neenah Foundry Company, effective as of the Effective Date.***

T3A-7	Restated Articles of Incorporation of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.11 to Amendment No. 1 to Neenah Foundry Company’s Form S-4 Registration Statement (File No. 333-111008) filed on January 28, 2004 (the “January 2004 S-4 Amendment”)).

T3A-8	Form of Charter of Neenah Transport, Inc., effective as of the Effective Date.***

T3A-9	[Reserved]

T3A-10	[Reserved]

T3A-11	Certificate of Incorporation of Mercer Forge Corporation, as amended.*

T3A-12	Form of Charter of Mercer Forge Corporation, effective as of the Effective Date.***

T3A-13	Article of Incorporation of A&M Specialties, Inc., as amended. *

T3A-14	Form of Charter of A&M Specialties, Inc., effective as of the Effective Date.***

T3A-15	Articles of Incorporation of Deeter Foundry, Inc., as amended.*

T3A-16	Form of Charter of Deeter Foundry, Inc., effective as of the Effective Date.***

T3A-17	Articles of Incorporation of Gregg Industries, Inc. (incorporated by reference to Exhibit 3.9 to the January 2004 S-4 Amendment).

T3A-18	Form of Charter of Gregg Industries, Inc., effective as of the Effective Date.***

T3A-19	Amended and Restated Articles of Incorporation of Dalton Corporation (incorporated by reference to Exhibit 3.3 to the January 2004 S-4 Amendment).

T3A-20	Form of Charter of Dalton Corporation, effective as of the Effective Date.***

T3A-21	Articles of Incorporation of Dalton Corporation, Kendallville Manufacturing Facility, as amended.*

T3A-22	Form of Charter of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.***

Exhibit No.	Description
T3A-23	Articles of Incorporation of Dalton Corporation, Warsaw Manufacturing Facility.*

T3A-24	Form of Charter of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.***

T3A-25	Amended and Restated Articles of Incorporation of Dalton Corporation, Stryker Machining Facility Co. (incorporated by reference to Exhibit 3.7 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “2006 10-K”)).

T3A-26	Form of Charter of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.***

T3A-27	Articles of Incorporation of Dalton Corporation, Ashland Manufacturing Facility, as amended.*

T3A-28	Form of Charter of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.***

T3A-29	Articles of Incorporation of Morgan’s Welding, Inc., as amended.*

T3A-30	Form of Charter of Morgan’s Welding, Inc., effective as of the Effective Date.***

T3A-31	Amended and Restated Certificate of Incorporation of Advanced Cast Products, Inc. (incorporated by reference to Exhibit 3.2 to the January 2004 S-4 Amendment).

T3A-32	Form of Charter of Advanced Cast Products, Inc., effective as of the Effective Date.***

T3A-33	[Reserved]

T3A-34	[Reserved]

T3A-35	[Reserved]

T3A-36	[Reserved]

T3B-1	Amended and Restated By-laws of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3B-2	Amended and Restated By-laws of Neenah Enterprises, Inc., effective as of the Effective Date.**

T3B-3	Amended Bylaws of NFC Castings, Inc. (incorporated by reference to Exhibit 3.19 to the 2005 10-K).

T3B-4	Form of Bylaws of NFC Castings, Inc., effective as of the Effective Date.***

T3B-5	Amended Bylaws of Neenah Foundry Company (incorporated by reference to Exhibit 3.5 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007).

T3B-6	Form of Bylaws of Neenah Foundry Company, effective as of the Effective Date.***

T3B-7	Amended and Restated Bylaws of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.30 to the 2006 10-K).

T3B-8	Form of Bylaws of Neenah Transport, Inc., effective as of the Effective Date.***

T3B-9	[Reserved]

T3B-10	[Reserved]

T3B-11	Bylaws of Mercer Forge Corporation (incorporated by reference to Exhibit 3.33 to the 2005 10-K).

T3B-12	Form of Bylaws of Mercer Forge Corporation, effective as of the Effective Date.***

T3B-13	Amended Bylaws of A&M Specialties, Inc. (incorporated by reference to Exhibit 3.24 to the January 2004 S-4 Amendment).

T3B-14	Form of Bylaws of A&M Specialties, Inc., effective as of the Effective Date.***

T3B-15	Deeter Foundry, Inc. Amended and Restated Bylaws.*

Exhibit No.	Description
T3B-16	Form of Bylaws of Deeter Foundry, Inc., effective as of the Effective Date.***

T3B-17	Bylaws of Gregg Industries, Inc., as amended.*

T3B-18	Form of Bylaws of Gregg Industries, Inc., effective as of the Effective Date.***

T3B-19	Dalton Corporation Amended and Restated Bylaws (incorporated by reference to Exhibit 3.22 to the 2006 10-K).

T3B-20	Form of Bylaws of Dalton Corporation, effective as of the Effective Date.***

T3B-21	Dalton Corporation, Kendallville Manufacturing Facility Code of Bylaws, as amended (incorporated by reference to Exhibit 3.26 and 3.26(a) to the 2006 10-K).

T3B-22	Form of Bylaws of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.***

T3B-23	Code of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility (incorporated by reference to Exhibit 3.18 to the January 2004 S-4 Amendment).

T3B-24	Form of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.***

T3B-25	Code of Regulations of Dalton Corporation, Stryker Machining Facility Co., as amended (incorporated by reference to Exhibit 3.24 and 3.24(a) to the 2006 10-K).

T3B-26	Form of Bylaws of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.***

T3B-27	Amended and Restated Code of Regulations of Dalton Corporation, Ashland Manufacturing Facility, as amended (incorporated by reference to Exhibit 3.25 and 3.25(a) to the 2006 10-K).

T3B-28	Form of Bylaws of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.***

T3B-29	Bylaws of Morgan’s Welding, Inc.*

T3B-30	Form of Bylaws of Morgan’s Welding, Inc., effective as of the Effective Date.***

T3B-31	Bylaws of Advanced Cast Products, Inc. (incorporated by reference to Exhibit 3.16 to the January 2004 S-4 Amendment).

T3B-32	Form of Bylaws of Advanced Cast Products, Inc., effective as of the Effective Date.***

T3B-33	[Reserved]

T3B-34	[Reserved]

T3B-35	[Reserved]

T3B-36	[Reserved]

T3C	Form of Indenture, to be dated as of the Effective Date, by and among Neenah Foundry Company, the Guarantors, and Wilmington Trust Company, as trustee.**

T3D	Not applicable.

T3E-1	Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010 (Including Exhibits B, D and E thereto. Exhibit A is incorporated by reference to Exhibit T3E-2 to this Amendment No. 1 to Form T-3 filed herewith; Exhibit C is incorporated by reference to Exhibit 21 to Neenah Enterprises, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”); and Exhibit F is incorporated by reference to the 2009 10-K).**

T3E-2	Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010.****

T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in

Exhibit No.	Description
Exhibit T3C immediately following the cover page thereof).**

25.1	Statement of Eligibility of Trustee on Form T-1.**

*	Previously filed and incorporated by reference to the Applicants’ Form T-3, file No. 022-28933, filed May 13, 2010.

**	Filed herewith.

***	To be filed by amendment.

****	Exhibits to Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010 to be filed by amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below has duly caused this Amendment No. 1 to its application for qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Neenah, and State of Wisconsin, on the 25th day of June, 2010.

NEENAH FOUNDRY COMPANY
A&M SPECIALTIES, INC.
ADVANCED CAST PRODUCTS, INC.
DALTON CORPORATION
DALTON CORPORATION, ASHLAND MANUFACTURING FACILITY
DALTON CORPORATION, KENDALLVILLE MANUFACTURING FACILITY
DALTON CORPORATION, STRYKER MACHINING FACILITY CO.
DALTON CORPORATION, WARSAW MANUFACTURING FACILITY
DEETER FOUNDRY, INC.
GREGG INDUSTRIES, INC.
MERCER FORGE CORPORATION
MORGAN’S WELDING, INC.
NEENAH ENTERPRISES, INC.
NEENAH TRANSPORT, INC.
NFC CASTINGS, INC.

(SEAL)

Attest:	/s/ Dale E. Parker		By	/s/ Robert E. Ostendorf, Jr.

	Name:	Dale E. Parker		Name:	Robert E. Ostendorf, Jr.
	Title:	Corporate Vice President – Finance, Treasurer, Secretary and Chief Financial Officer		Title:	President and Chief Executive Officer

EXHIBITS

Exhibit No.	Description

T3A-1	Fourth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3A-2	Fifth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc., effective as of the Effective Date.**

T3A-3	Amended and Restated Certificate of Incorporation of NFC Castings, Inc. (incorporated by reference to Exhibit 3.3 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 10-K”).

T3A-4	Form of Charter of NFC Castings, Inc., effective as of the Effective Date.***

T3A-5	Amended and Restated Certificate [Articles] of Incorporation of Neenah Foundry Company (incorporated by reference to Exhibit 3.1 to the 2005 10-K).

T3A-6	Form of Charter of Neenah Foundry Company, effective as of the Effective Date.***

T3A-7	Restated Articles of Incorporation of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.11 to Amendment No. 1 to Neenah Foundry Company’s Form S-4 Registration Statement (File No. 333-111008) filed on January 28, 2004 (the “January 2004 S-4 Amendment”)).

T3A-8	Form of Charter of Neenah Transport, Inc., effective as of the Effective Date.***

T3A-9	[Reserved]

T3A-10	[Reserved]

T3A-11	Certificate of Incorporation of Mercer Forge Corporation, as amended.*

T3A-12	Form of Charter of Mercer Forge Corporation, effective as of the Effective Date.***

T3A-13	Article of Incorporation of A&M Specialties, Inc., as amended. *

T3A-14	Form of Charter of A&M Specialties, Inc., effective as of the Effective Date.***

T3A-15	Articles of Incorporation of Deeter Foundry, Inc., as amended.*

T3A-16	Form of Charter of Deeter Foundry, Inc., effective as of the Effective Date.***

T3A-17	Articles of Incorporation of Gregg Industries, Inc. (incorporated by reference to Exhibit 3.9 to the January 2004 S-4 Amendment).

T3A-18	Form of Charter of Gregg Industries, Inc., effective as of the Effective Date.***

T3A-19	Amended and Restated Articles of Incorporation of Dalton Corporation (incorporated by reference to Exhibit 3.3 to the January 2004 S-4 Amendment).

T3A-20	Form of Charter of Dalton Corporation, effective as of the Effective Date.***

T3A-21	Articles of Incorporation of Dalton Corporation, Kendallville Manufacturing Facility, as amended.*

T3A-22	Form of Charter of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.***

T3A-23	Articles of Incorporation of Dalton Corporation, Warsaw Manufacturing Facility.*

T3A-24	Form of Charter of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.***

T3A-25	Amended and Restated Articles of Incorporation of Dalton Corporation, Stryker Machining Facility Co. (incorporated by reference to Exhibit 3.7 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “2006 10-K”)).

T3A-26	Form of Charter of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.***

Exhibit No.	Description

T3A-27	Articles of Incorporation of Dalton Corporation, Ashland Manufacturing Facility, as amended.*

T3A-28	Form of Charter of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.***

T3A-29	Articles of Incorporation of Morgan’s Welding, Inc., as amended.*

T3A-30	Form of Charter of Morgan’s Welding, Inc., effective as of the Effective Date.***

T3A-31	Amended and Restated Certificate of Incorporation of Advanced Cast Products, Inc. (incorporated by reference to Exhibit 3.2 to the January 2004 S-4 Amendment).

T3A-32	Form of Charter of Advanced Cast Products, Inc., effective as of the Effective Date.***

T3A-33	[Reserved]

T3A-34	[Reserved]

T3A-35	[Reserved]

T3A-36	[Reserved]

T3B-1	Amended and Restated By-laws of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3B-2	Amended and Restated By-laws of Neenah Enterprises, Inc., effective as of the Effective Date.**

T3B-3	Amended Bylaws of NFC Castings, Inc. (incorporated by reference to Exhibit 3.19 to the 2005 10-K).

T3B-4	Form of Bylaws of NFC Castings, Inc., effective as of the Effective Date.***

T3B-5	Amended Bylaws of Neenah Foundry Company (incorporated by reference to Exhibit 3.5 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007).

T3B-6	Form of Bylaws of Neenah Foundry Company, effective as of the Effective Date.***

T3B-7	Amended and Restated Bylaws of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.30 to the 2006 10-K).

T3B-8	Form of Bylaws of Neenah Transport, Inc., effective as of the Effective Date.***

T3B-9	[Reserved]

T3B-10	[Reserved]

T3B-11	Bylaws of Mercer Forge Corporation (incorporated by reference to Exhibit 3.33 to the 2005 10-K).

T3B-12	Form of Bylaws of Mercer Forge Corporation, effective as of the Effective Date.***

T3B-13	Amended Bylaws of A&M Specialties, Inc. (incorporated by reference to Exhibit 3.24 to the January 2004 S-4 Amendment).

T3B-14	Form of Bylaws of A&M Specialties, Inc., effective as of the Effective Date.***

T3B-15	Deeter Foundry, Inc. Amended and Restated Bylaws.*

T3B-16	Form of Bylaws of Deeter Foundry, Inc., effective as of the Effective Date.***

T3B-17	Bylaws of Gregg Industries, Inc., as amended.*

T3B-18	Form of Bylaws of Gregg Industries, Inc., effective as of the Effective Date.***

T3B-19	Dalton Corporation Amended and Restated Bylaws (incorporated by reference to Exhibit 3.22 to the 2006 10-K).

T3B-20	Form of Bylaws of Dalton Corporation, effective as of the Effective Date.***

Exhibit No.	Description

T3B-21	Dalton Corporation, Kendallville Manufacturing Facility Code of Bylaws, as amended (incorporated by reference to Exhibit 3.26 and 3.26(a) to the 2006 10-K).

T3B-22	Form of Bylaws of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.***

T3B-23	Code of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility (incorporated by reference to Exhibit 3.18 to the January 2004 S-4 Amendment).

T3B-24	Form of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.***

T3B-25	Code of Regulations of Dalton Corporation, Stryker Machining Facility Co., as amended (incorporated by reference to Exhibit 3.24 and 3.24(a) to the 2006 10-K).

T3B-26	Form of Bylaws of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.***

T3B-27	Amended and Restated Code of Regulations of Dalton Corporation, Ashland Manufacturing Facility, as amended (incorporated by reference to Exhibit 3.25 and 3.25(a) to the 2006 10-K).

T3B-28	Form of Bylaws of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.***

T3B-29	Bylaws of Morgan’s Welding, Inc.*

T3B-30	Form of Bylaws of Morgan’s Welding, Inc., effective as of the Effective Date.***

T3B-31	Bylaws of Advanced Cast Products, Inc. (incorporated by reference to Exhibit 3.16 to the January 2004 S-4 Amendment).

T3B-32	Form of Bylaws of Advanced Cast Products, Inc., effective as of the Effective Date.***

T3B-33	[Reserved]

T3B-34	[Reserved]

T3B-35	[Reserved]

T3B-36	[Reserved]

T3C	Form of Indenture, to be dated as of the Effective Date, by and among Neenah Foundry Company, the Guarantors, and Wilmington Trust Company, as trustee.**

T3D	Not applicable.

T3E-1	Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010 (Including Exhibits B, D and E thereto. Exhibit A is incorporated by reference to Exhibit T3E-2 to this Amendment No. 1 to Form T-3 filed herewith; Exhibit C is incorporated by reference to Exhibit 21 to Neenah Enterprises, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”); and Exhibit F is incorporated by reference to the 2009 10-K).**

T3E-2	Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010.****

T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C immediately following the cover page thereof).**

25.1	Statement of Eligibility of Trustee on Form T-1.**

*	Previously filed and incorporated by reference to the Applicants’ Form T-3, file No. 022-28933, filed May 13, 2010.

**	Filed herewith.

***	To be filed by amendment.

****	Exhibits to Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010 to be filed by amendment.